As filed with the Securities and Exchange Commission on , 2018

Registration No. 333-217601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Nine Energy Service, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1389	80-0759121
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

16945 Northchase Drive, Suite 1600
Houston, TX 77060
(281) 730-5100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Theodore R. Moore
Senior Vice President and General Counsel
16945 Northchase Drive, Suite 1600
Houston, TX 77060
(281) 730-5100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sarah K. Morgan **Lanchi D. Huynh** **Vinson & Elkins L.L.P.** **1001 Fannin, Suite 2500** **Houston, Texas 77002** **(713) 758-2222**	**Matthew R. Pacey** **Justin F. Hoffman** **Kirkland & Ellis LLP** **609 Main Street** **Houston, Texas 77002** **(713) 836-3600**

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common Stock, par value $0.01 per share	$185,150,000.00	$23,051.18

(1) Includes shares issuable upon exercise of the underwriters' option to purchase additional shares of common stock.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3) The registrant previously paid $11,590.00 of the total registration fee in connection with the previous filing of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.



The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated , 2018

Prospectus

7,000,000 shares

Nine

Nine Energy Service, Inc.

Common stock

This is the initial public offering of common stock of Nine Energy Service, Inc. We are offering 7,000,000 shares of common stock. The estimated initial public offering price of our common stock is between $20.00 and $23.00 per share.

We have been approved, subject to official notice of issuance, to list our common stock on the New York Stock Exchange under the symbol "NINE."

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See "Risk factors" and "Prospectus summary—Emerging growth company."

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1) See "Underwriting (conflicts of interest)" for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of 1,050,000 additional shares of our common stock on the same terms and conditions set forth above.

Investing in our common stock involves risks. See "Risk factors" beginning on page 26.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about , 2018.

J.P. Morgan **Goldman Sachs & Co. LLC** **Wells Fargo Securities**

BofA Merrill Lynch **Credit Suisse**

Raymond James **Simmons & Company International** **Tudor, Pickering, Holt & Co.**

Energy Specialists of Piper Jaffray

HSBC **Scotia Howard Weil** **UBS Investment Bank**

, 2018

Table of contents

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See "Risk factors" and "Cautionary note regarding forward-looking statements."

Until   , 2018 (25 days after commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Presentation of information

Unless otherwise indicated, information presented in this prospectus (i) assumes that the underwriters' option to purchase additional common stock is not exercised, (ii) except in our historical financial statements included in this prospectus, is adjusted to reflect the approximately 8.0256 for 1 stock split effected immediately prior to the consummation of this offering (the "Stock Split"), (iii) assumes that the initial public offering price of the shares of our common stock will be $21.50 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) and (iv) assumes the filing and effectiveness of the Third Amended and Restated Certificate of Incorporation (our "charter") and the Fourth Amended and Restated Bylaws (our "bylaws"), both of which will be adopted immediately prior to the consummation of this offering. Please see "Description of capital stock" for a description of our charter and bylaws.

In addition, except as expressly stated or the context otherwise requires, our financial and other information in this prospectus relating to periods prior to the Combination (as defined in "Prospectus summary") gives effect to the Combination and related transactions. See "Prospectus summary—Our history and the Combination" for more information regarding the Combination. In this prospectus, unless the context otherwise requires, the term "SCF" refers to SCF-VII, L.P. and SCF-VII(A), L.P., collectively, or any of them individually.

Industry and market data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. The industry data sourced from Spears & Associates, Inc. is from a report published in the second quarter of 2017. The industry data sourced from Baker Hughes is from its "North America Rotary Rig Count" published on November 10, 2017. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates and our management's understanding of industry conditions. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk factors." These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and trade names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Returns-focused business model with high operational leverage

We are focused on generating attractive returns on capital for our stockholders. Our completion and production services require less equipment and fewer people than many other oilfield service lines. Unlike pressure pumping, the increase in oil and gas well completion intensity does not significantly impact our equipment. The rising level of completion intensity in our core operating areas contributes to improved margins and returns for us on a per job basis. This provides us significant operational leverage, and we believe positions us well to continue to generate attractive returns on capital as industry activity increases and the market for oilfield services improves. As part of our returns-focused approach to capital spending, we are focused on maintaining a capital efficient program with respect to the development of new products. We do not make large investments in R&D; instead we primarily rely on strategic partnerships with oilfield product development companies, who view us as an attractive distribution platform for their products. This allows us to benefit from new products and technologies while minimizing our R&D expenditures. We believe our return on invested capital ("ROIC") generally exceeds that of many other oilfield service providers. For a definition of ROIC, which is a non-GAAP financial measure, see "−Summary financial data−Non-GAAP financial measures."

Experienced and entrepreneurial management team and board of directors with a successful track record of executing growth and acquisition strategies

The members of our management team and board of directors have a blend of operating, financial and leadership experience in the industry, that we believe provides us with a competitive advantage. We have a deep management team, with experienced mid-level and field managers, many of whom previously started and managed smaller independent onshore oilfield services companies. Our management team has an average of over 20 years of experience in the oilfield service industry, and our field managers have expertise in the geological basins in which they operate and understand the regional challenges that our customers face. We believe this experience provides our management team with an in-depth understanding of our customers' needs, which enhances our ability to deliver innovative, customer-driven solutions throughout varying industry cycles, which in turn strengthens our relationships with our customers. Many members of our senior management team are entrepreneurs and company founders who joined our company and remain major stockholders, and over 80% of company founders who joined our company continue to be a part of our company today. This is an important part of our growth-focused corporate culture. We focus on partnering with the right management teams and companies, which has enabled us to identify and acquire high-quality businesses with a similar culture to us and synergistically integrate them into our existing operation. Nine has completed four acquisitions as well as the Combination with Beckman. We believe this significant experience in identifying and closing acquisitions will help us identify additional attractive acquisition opportunities in the future. In addition, we believe that our extensive industry contacts and those of SCF Partners, L.P. ("SCF Partners"), our equity sponsor, will facilitate the identification of acquisition opportunities. See "−Our equity sponsor" for information regarding SCF Partners.

Balance sheet flexibility to selectively pursue accretive growth avenues

On a pro forma basis giving effect to (i) the entry into a new term loan and revolving credit facility (our "new credit facility") and (ii) this offering and the use of a portion of the net proceeds therefrom, together with term loan borrowings under our new credit facility, to fully repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, as defined and described in "Management's discussion and analysis of financial condition and results of operations−Our credit facilities," as of September 30, 2017, we would have had $52.6 million of cash on hand, $125 million in term loan borrowings and $50 million of revolver goals, such as growing or maintaining our key customer relationships. To complement our organic growth, we intend to continue to enter into strategic partnerships, including with technology-focused companies to enhance our ability to provide technologically-advanced solutions at a comparatively lower cost. We also intend to continue to actively pursue targeted, accretive acquisitions that will enhance our portfolio of products and services, market positioning or geographic presence. We seek potential acquisition targets with cultures compatible with our recognized service quality and forward-looking company culture. While we operate in all major onshore basins in both the U.S. and Canada, we do not currently offer all of our services in each of these basins. We plan to efficiently leverage our existing infrastructure in select basins to grow the breadth of our service offerings. We believe this will provide us with a cost-effective way to offer additional, complementary services to existing customers, thereby offering them a more comprehensive service offering and allowing us to respond more quickly to their needs and enhancing our revenue generation potential.

Maintain a strong balance sheet to preserve operational and strategic flexibility

We intend to maintain a conservative approach to managing our balance sheet, which allows us to better react to changes in commodity prices and related demand for our services as well as overall market conditions. We carefully manage our liquidity and debt position through monitoring our cash flows and spending levels. We intend to use a portion of the proceeds from this offering and term loan borrowings under our new credit facility to repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility. We also intend to improve our liquidity with availability under our new credit facility. On a pro forma basis giving effect to (i) the entry into our new credit facility and (ii) this offering and the use of a portion of the net proceeds therefrom, together with term loan borrowings under our new credit facility, to fully repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, as of September 30, 2017, we would have had $52.6 million of cash on hand, $125 million in term loan borrowings and $50 million of revolver availability under our new credit facility, providing us with the flexibility to pursue opportunities to grow our business.

Recent developments

July 2017 Subscription Offer

On July 25, 2017, we provided notice to all existing holders of the Company's common stock that we were offering for sale up to approximately $20 million of the Company's common stock to those stockholders who were accredited investors (the "July 2017 Subscription Offer"). We closed the July 2017 Subscription Offer on August 23, 2017. We received consent from all the lenders under the Existing Nine Credit Facility for the cash proceeds from the July 2017 Subscription Offer to be deposited in a segregated account that does not constitute collateral for the indebtedness thereunder.

Our new credit facility

We have received commitments from a syndicate of commercial banks to provide a new credit facility with JPMorgan Chase Bank, NA. as administrative agent, consisting of $125 million of term loans and $50 million of revolving credit commitments, which will be secured by first priority security interests (subject to permitted liens) in substantially all of our and our domestic restricted subsidiaries' personal property. Upon consummation of this offering, we expect to borrow $125 million of term loans and to have $50 million of revolver availability under our new credit facility. Our new credit facility is scheduled to mature two and a half years from the initial date on which we borrow loans thereunder.

Preliminary Estimate of Selected Fourth Quarter 2017 Financial Results

Although our results of operations as of and for the three months ended December 31, 2017 are not yet final, based on the information and data currently available, we estimate, on a preliminary basis, that revenue will be within a range of $ million to $ million for the three months ended December 31, 2017, as compared to $80.0 million for the same period in 2016. This change is primarily attributable to   .

Based on currently available information, we also estimate that our net loss will be within a range of $ million to $ million for the three months ended December 31, 2017, as compared to a net loss of $25.8 million for the same period in 2016. The change in results is primarily attributable to   . Net losses for the three months ended September 30, 2017 and December 31, 2017 include accruals of $3.6 million and $, respectively, for annual cash bonuses, which collectively represent 100% of the bonus accruals for 2017. The net loss presented reflects tax expense based on currently enacted legislation. Potential tax legislation changes may have an impact on our 2017 tax position if enacted prior to year-end or if applied with retroactive effect.

In addition, we estimate that Adjusted EBITDA will be within a range of $ million to $ million for the three months ended December 31, 2017, as compared to $5.2 million for the same period in 2016. This change is primarily attributable to   .

Fourth quarter financial results are often lower than third quarter financial results due to the effects of seasonality with weather and holidays.

Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA, see "—Summary financial data—Non-GAAP financial measures" below. The following table presents a reconciliation of Adjusted EBITDA to the GAAP financial measure of net income (loss) for the three months ended December 31, 2017 (estimated) and 2016 (actual):

	Quarter ended December 31,		
	2017		2016
(in thousands)	Low	High	Actual
	(unaudited)		
Net Loss	$	$	$(25,752)
Interest expense			3,504
Depreciation			13,481
Amortization			2,289
Provision (benefit) from income taxes			(7,269)
EBITDA	$	$	$(13,747)
Impairment of goodwill and other intangible assets			12,207
Transaction expenses			–
Loss from discontinued operations			–
Loss or gains from the revaluation of contingent liabilities			1,735
Loss on equity investment			–
Non-cash stock-based compensation expense			1,397
Loss or gains on sale of assets			900
Legal fees and settlements			2,624
Inventory writedown			–
Restructuring costs			104
Adjusted EBITDA	$	$	$ 5,220

We have prepared these estimates on a materially consistent basis with the financial information presented elsewhere in this prospectus and in good faith based upon our internal reporting as of and for the three months ended December 31, 2017. These estimated ranges are preliminary and unaudited and are thus inherently uncertain and subject to change as we complete our financial results for the three months ended December 31, 2017. We are in the process of completing our customary quarterly close and review procedures as of and for the three months ended December 31, 2017, and there can be no assurance that our final results for this period will not differ from these estimates. During the course of the preparation of our consolidated financial statements and related notes as of and for the three months ended December 31, 2017, we may identify items that could cause our final reported results to be materially different from the preliminary financial estimates presented herein. Important factors that could cause actual results to differ from our preliminary estimates are set forth under the headings "Risk factors" and "Cautionary note regarding forward-looking statements."

These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In addition, these preliminary estimates for the three months ended December 31, 2017 are not necessarily indicative of the results to be achieved for any future period. Our consolidated financial statements and related notes as of and for the three months ended December 31, 2017 are not expected to be filed with the SEC until after this offering is completed. The preliminary estimates have been prepared by and are the responsibility of management. In addition, the preliminary financial results presented above have not been audited, reviewed, or compiled by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto and assumes no responsibility for, and disclaims any association with, this information.

Risk factors

Investing in our common stock involves risks. You should read carefully the section of this prospectus entitled "Risk factors" for an explanation of these risks before investing in our common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our common stock and result in a loss of all or a portion of your investment:

• Our business is cyclical and depends on capital spending and well completions by the onshore oil and natural gas industry in North America, and the level of such activity is volatile. Our business has been, and may continue to be, adversely affected by industry and financial market conditions that are beyond our control.

• A decline in oil and natural gas commodity prices may adversely affect the demand for our services and the rates we are able to charge.

• We may be unable to employ, or maintain the employment of, a sufficient number of key employees, technical personnel and other skilled and qualified workers.

• We may be unable to implement price increases or maintain existing prices on our services.

• Our operations are subject to conditions inherent in the oilfield services industry.

• Restrictions in our debt agreements could limit our growth and our ability to engage in certain activities.

• Our current and potential competitors may have longer operating histories, significantly greater financial or technical resources and greater name recognition than we do.

- Our success may be affected by our ability to implement new technologies and services.

- Our success may be affected by the use and protection of our proprietary technology as well as our ability to enter into license agreements. There are limitations to our intellectual property rights and, thus, our right to exclude others from the use of such proprietary technology.

- The growth of our business through acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

- We are subject to federal, state and local laws and regulations regarding issues of health, safety and protection of the environment. Under these laws and regulations, we may become liable for penalties, damages or costs of remediation or other corrective measures. Any changes in laws or government regulations could increase our costs of doing business.

- We may be subject to claims for personal injury and property damage or other litigation, which could materially adversely affect our financial condition, prospects and results of operations.

- We are dependent on customers in a single industry. The loss of one or more significant customers could adversely affect our financial condition, prospects and results of operations.

- SCF controls a significant percentage of our voting power.

- SCF and its affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our charter could enable SCF to benefit from corporate opportunities that may otherwise be available to us.

Our equity sponsor

We have a valuable relationship with SCF Partners, which has made significant equity investments in us since our formation. At an institutional level, SCF Partners has specialized in investments in the oilfield services sector since it was founded in 1989, and has been instrumental in working with our management team to develop and execute our business strategies. SCF Partners is focused exclusively on oilfield services companies and has supported the development of 13 leading public companies in the sector, including National Oilwell Varco (NYSE: NOV), Oil States International (NYSE: OIS), Complete Production Services (merged into Superior Energy Services) (NYSE: CPX/SPN) and Forum Energy Technologies (NYSE: FET). We believe we will benefit from SCF Partners' investment experience in the oilfield services sector, its expertise in mergers and acquisitions and its support on various near-term and long-term strategic initiatives.

Upon completion of this offering, SCF will own approximately 39% of our common stock (or 37% of our common stock if the underwriters exercise in full their option to purchase additional shares of common stock) and will therefore be able to strongly influence all matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions. SCF's interests may not coincide with the interests of other holders of our common stock. Additionally, SCF Partners is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. We have renounced any interest in specified business opportunities, and SCF and its director nominees on our board of directors generally have no obligation to offer us those opportunities. L.E. Simmons & Associates,

The offering

Issuer . . . . Nine Energy Service, Inc.

Common stock offered by us . . . . 7,000,000 shares (or 8,050,000 shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Common stock outstanding after this offering(1) . . . . . 23,300,596 shares (or 24,350,596 shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Underwriters' option to purchase additional shares . . . . We have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of 1,050,000 additional shares of our common stock.

Use of proceeds . . . . We will receive net proceeds from this offering of approximately $138.3 million, assuming an initial public offering price of $21.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated expenses and underwriting discounts and commissions payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $6.6 million. See "Use of proceeds."

We intend to use a portion of the net proceeds from this offering, together with $125 million of term loan borrowings under our new credit facility, to fully repay the outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility and the remainder for general corporate purposes. As of September 30, 2017, we had $119.8 million and $121.0 million of outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, respectively. See "Use of proceeds."

Affiliates of several of the underwriters are lenders under the Existing Nine Credit Facility or the Existing Beckman Credit Facility and, accordingly, will receive a portion of the net proceeds from this offering. See "Use of proceeds" and "Underwriting (conflicts of interest)."

Dividend policy . . . . We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. In addition, our new credit facility will place restrictions on our ability to pay cash dividends.

Directed share program . . . The underwriters have reserved for sale at the initial public offering price up to 5% of the common stock being offered by this prospectus for sale to our employees, executive officers, directors and director nominees who have expressed an interest in purchasing common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read "Underwriting (conflicts of interest)."

Risk factors	You should carefully read and consider the information set forth under the heading "Risk factors" beginning on page 25 of this prospectus and all other information set forth in this prospectus before deciding to invest in our common stock.
Listing and trading symbol	We have been approved, subject to official notice of issuance, to list our common stock on the NYSE under the symbol "NINE."
Conflicts of interest	The net proceeds from this offering will be used to repay borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility. See "Use of proceeds." Because an affiliate of Wells Fargo Securities, LLC is a lender under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, and an affiliate of J.P. Morgan Securities LLC is a lender under the Existing Nine Credit Facility, and such affiliates may receive 5% or more of the net proceeds of this offering due to the repayment of borrowings thereunder, each of Wells Fargo Securities, LLC and J.P. Morgan Securities LLC may be deemed to have a "conflict of interest" under Rule 5121 of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and as a result, this offering will be conducted under that rule. Pursuant to FINRA Rule 5121, a "qualified independent underwriter" meeting certain standards is required to participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Goldman Sachs & Co. LLC has agreed to act as a "qualified independent underwriter" within the meaning of FINRA Rule 5121 in connection with this offering. Goldman Sachs & Co. LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify Goldman Sachs & Co. LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. See "Underwriting (conflicts of interest)."

(1) The number of shares of common stock that will be outstanding after this offering excludes (a) the shares of common stock reserved and available for issuance under the Nine Energy Service, Inc. 2011 Stock Incentive Plan as of December 20, 2017, which consists of 1,943,600 shares of common stock and 12% of the total shares of common stock issued by the Company in connection with this offering and (b) 1,206,811 shares of common stock issuable upon the exercise of options outstanding as of December 20, 2017 under the 2011 Stock Incentive Plan. The number of outstanding shares of common stock that will be outstanding after this offering includes 422,089 shares of restricted common stock issued to our directors, officers and other employees under our stock incentive plan that are subject to vesting.

(in thousands)	Nine months ended September 30,		Year ended December 31,		
	2017	2016	2016	2015	2014(1)
	(unaudited)				(unaudited)
Balance sheet data at period end:					
Cash and cash equivalents	$ 30,171		$ 4,074	$ 18,877	$ 24,236
Property and equipment, net	264,300		273,210	325,894	376,920
Total assets	628,382		576,094	658,434	869,933
Debt	240,840		245,888	252,378	379,658
Total stockholders' equity	315,987		288,186	352,676	389,644
Statement of cash flows data:					
Net cash (used in) provided by operating activities	$ 3,775	1,200	$ (3,290)	$ 140,367	$ 127,188
Net cash used in investing activities	(29,816)	(2,723)	(4,176)	(19,251)	(456,955)
Net cash (used in) provided by financing activities	52,223	(10,852)	(7,315)	(126,878)	335,813
Other financial data:					
EBITDA(5) (unaudited)	$ 23,803	$ (4,922)	$ (18,669)	$ 23,990	$ 148,628
Adjusted EBITDA(5) (unaudited)	40,869	4,604	9,824	73,901	188,192
ROIC(5) (unaudited)	(6)%	(9)%	(11)%	(5)%	16%
Adjusted gross profit (excluding depreciation and amortization)(5) (unaudited)	$ 66,479	$ 23,692	$ 36,245	$ 105,331	$ 229,127

(1) We closed the acquisitions of Dak-Tana Wireline on April 30, 2014 and Crest Pumping Technologies on June 30, 2014 and Beckman closed the acquisitions of RedZone Coil Tubing on May 2, 2014 and Big Lake Services, LLC on August 29, 2014. As a result, financial results relating to each acquisition for periods prior to the close of each of the aforementioned acquisitions are not reflected in the full year 2014 results.

(2) For 2014, represents a non-cash impairment charge related to the divestiture of certain assets of a subsidiary whose primary focus was conventional completions. See "Note 14−Discontinued Operations" to the financial statements included in this registration statement for additional detail regarding the Tripoint divestiture.

(3) Historical share and per share information does not give effect to the approximately 8.0256 for 1 stock split of our issued and outstanding common stock effected immediately prior to the consummation of this offering.

(4) Pro forma earnings per share data give effect to (i) the approximately 8.0256 for 1 stock split of our issued and outstanding common stock effected immediately prior to the consummation of this offering and (ii) the issuance by us of 7,000,000 shares of common stock pursuant to this offering, and the application of the net proceeds from this offering as set forth under "Use of proceeds," assuming an initial public offering price of $21.50 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus). This pro forma earnings per share data is presented for informational purposes only and does not purport to represent what our pro forma net income (loss) or earnings (loss) per share actually would have been had the Stock Split occurred on January 1, 2016 or to project our net income or earnings per share for any future period.

(5) EBITDA, Adjusted EBITDA, ROIC and adjusted gross profit (excluding depreciation and amortization) are non-GAAP financial measures. For definitions of these measures, a reconciliation of EBITDA and Adjusted EBITDA to our net income (loss), an explanation of our calculation of ROIC and a reconciliation of adjusted gross profit (excluding depreciation and amortization) to gross profit (loss), see "−Non-GAAP financial measures" below.

	Three months ended		
	September 30, 2017	June 30, 2017	March 31, 2017
	(unaudited)		
Statement of operations data:			
Revenues	$148,167	$135,860	$105,353
Loss from operations	(193)	(8,141)	(14,790)
Net loss	(5,052)	(12,105)	(20,714)
Other financial data:			
EBITDA(1) (unaudited)	15,157	7,674	972
Adjusted EBITDA(1) (unaudited)	18,088	16,727	6,054
ROIC(1) (unaudited)	0%	(6)%	(13)%
Adjusted gross profit (excluding depreciation and amortization)(1) (unaudited)	$ 28,258	$ 24,256	$ 13,965

(1) EBITDA, Adjusted EBITDA, ROIC and adjusted gross profit (excluding depreciation and amortization) are non-GAAP financial measures. For definitions of these measures, a reconciliation of EBITDA and Adjusted EBITDA to our net income (loss), an explanation of our calculation of ROIC and a reconciliation of adjusted gross profit (excluding depreciation and amortization) to gross profit (loss), see "−Non-GAAP financial measures" below.

Non-GAAP financial measures

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies.

We define EBITDA as net income (loss) before interest expense, depreciation, amortization and income tax expense. EBITDA is not a measure of net income or cash flows as determined by GAAP.

We define Adjusted EBITDA as EBITDA further adjusted for (i) impairment of goodwill and other intangible assets, (ii) transaction expenses related to acquisitions or the Combination, (iii) loss from discontinued operations, (iv) loss or gains from the revaluation of contingent liabilities, (v) non-cash stock-based compensation expense, (vi) loss or gains on sale of assets, (vii) inventory writedown and (viii) adjustment for other expenses or charges, to exclude certain items which we believe are not reflective of ongoing performance of our business, such as costs related to this offering, legal expenses and settlement costs related to litigation outside the ordinary course of business, and restructuring costs.

Management believes EBITDA and Adjusted EBITDA are useful because they allow for a more effective evaluation of our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at these measures because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. These measures should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our operating performance. Certain items excluded from these measures are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as

- collapse of the borehole; and

- damaged or lost equipment.

Defects or other performance problems in the products that we sell or services that we offer could result in our customers seeking damages from us for losses associated with these defects or other performance problems. In addition, our completion and production services could become a source of spills or releases of fluids, including chemicals used during hydraulic fracturing activities, at the site where such services are performed, or could result in the discharge of such fluids into underground formations that were not targeted for fracturing or well completion activities, such as potable aquifers, or at third party properties. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages and could result in a variety of claims, losses and remedial obligations that could have an adverse effect on our business and results of operations. For example, on August 31, 2017, an incident occurred at a wellsite operated by Pioneer Natural Resources USA, Inc. ("Pioneer Natural Resources") resulting in the death of an employee of one of our subsidiaries. The subsidiary is a defendant in a lawsuit related to this incident. The existence, frequency and severity of such incidents could affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our services if they view our safety record as unacceptable or otherwise experience material defects in our products or performance problems, which could cause us to lose customers and substantial revenue, and any litigation or claims, even if fully indemnified or insured, could negatively affect our reputation with our customers and the public and make it more difficult for us to compete effectively or obtain adequate insurance in the future.

We have operated at a loss in the past, and there is no assurance of our profitability in the future.

Historically, we have experienced periods of low demand for our services and have incurred operating losses. In the future, we may not be able to reduce our costs, increase our revenues or reduce our debt service obligations sufficiently to achieve or maintain profitability and generate positive operating income. Under such circumstances, we may incur further operating losses and experience negative operating cash flow.

Restrictions in our debt agreements could limit our growth and our ability to engage in certain activities.

We expect to make term loan borrowings under our new credit facility concurrently with, and conditioned upon, the consummation of this offering. The operating and financial restrictions and covenants in our new credit facility and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities. For example, our new credit facility will restrict or limit our ability to:

- pay dividends and move cash;

- grant liens;

- incur additional indebtedness;

- engage in a merger, consolidation or dissolution;

- enter into transactions with affiliates;

- sell or otherwise dispose of assets, businesses and operations;

- materially alter the character of our business as conducted at the closing of this offering; and

- make acquisitions and investments.

Furthermore, our new credit facility contains certain other operating covenants. Our ability to comply with the covenants and restrictions contained in our new credit facility, and, as of the end of each quarter, compliance with a leverage ratio, an asset coverage ratio and a fixed charge coverage ratio, may be affected by events beyond our targets or indirect casualties of an act of terror or war. Such activities could reduce the overall demand for oil and natural gas, which, in turn, could also reduce the demand for our products and services. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers' operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.

Delays or restrictions in obtaining, or inability to obtain or renew, permits or authorizations by our customers for their operations or by us for our operations could impair our business.

In most states, our operations and the operations of our customers require permits or authorizations from one or more governmental agencies or other third parties to perform drilling and completion and production activities, including hydraulic fracturing. Such permits or approvals are typically required by state agencies, but federal and local governmental permits may also be required. We are also required to obtain federal, state, local and/or third-party permits and authorizations in some jurisdictions in connection with our wireline services and trucking operations. The requirements for permits or authorizations vary depending on the location where the associated activities will be conducted. As with most permitting and authorization processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit or approval to be issued and the conditions which may be imposed in connection with the granting of the permit. In Texas, rural water districts have begun to impose restrictions on water use and may require permits for water used in drilling and completion activities. In addition, some of our customers' drilling and completion activities may take place on federal land or Native American lands, requiring leases and other approvals from the federal government or Native American tribes to conduct such drilling and completion activities. Permitting, authorization or renewal delays, the inability to obtain new permits or the revocation of current permits could cause a loss of revenue and potentially have a materially adverse effect on our business, financial condition, prospects or results of operations.

Our Canadian operations subject us to currency translation risk, which could cause our results to fluctuate significantly from period to period.

A portion of our revenues are derived from our Canadian activities and operations. As a result, we translate the results of our operations and financial condition of our Canadian operations into U.S. dollars. Therefore, our reported results of operations and financial condition are subject to changes in the exchange rate between the two currencies. Fluctuations in foreign currency exchange rates could affect our revenue, expenses and operating margins. Currently, we do not hedge our exposure to changes in foreign exchange rates.

Risks related to this offering and owning our common stock

SCF controls a significant percentage of our voting power.

Upon completion of this offering, SCF will own approximately 39% of our outstanding common stock (or 37% of our common stock if the underwriters exercise in full their option to purchase additional shares of common stock). In addition, certain of our directors are currently employed by SCF. Consequently, SCF will be able to strongly influence all matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial. This concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

financial reporting, or identify any additional material weaknesses that may exist, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, we may be unable to prevent fraud, investors may lose confidence in our financial reporting, and our stock price may decline as a result. Additionally, our reporting obligations as a public company could place a significant strain on our management, operational and financial resources and systems for the foreseeable future and may cause us to fail to timely achieve and maintain the adequacy of our internal control over financial reporting.

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common stock. After this offering, there will be only 7,000,000 publicly traded shares of common stock held by our public common stockholders (8,050,000 shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock). SCF will own 9,086,843 shares of common stock, representing an aggregate 39% of outstanding shares of our common stock. We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might become. If an active trading market does not develop, you may have difficulty reselling any of our common stock at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common stock and limit the number of investors who are able to buy the common stock.

The initial public offering price for the common stock offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common stock that will prevail in the trading market. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following is a non-exhaustive list of factors that could affect our stock price:

- our operating and financial performance;

- quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

- the public reaction to our press releases, our other public announcements and our filings with the SEC;

- strategic actions by our competitors;

- our failure to meet revenue or earnings estimates by research analysts or other investors;

- changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

- speculation in the press or investment community;

- the failure of research analysts to cover our common stock;

- sales of our common stock by us or other stockholders, or the perception that such sales may occur;

- changes in accounting principles, policies, guidance, interpretations or standards;

- additions or departures of key management personnel;

Our charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our charter or our bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our charter described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $10.36 per share.

Based on an assumed initial public offering price of $21.50 per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $10.36 per share in the net tangible book value per share of common stock from the initial public offering price, and our historical and pro forma net tangible book deficit as of September 30, 2017 would be $7.43 per share. Please see "Dilution."

We do not intend to pay dividends on our common stock, and we expect that our debt agreements will place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, our new credit facility will place certain restrictions on our ability to pay cash dividends. Consequently, unless we revise our dividend policy, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have outstanding 23,300,596 shares of our common stock and SCF will own 9,086,843 shares of our common stock or approximately 39% of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in "Underwriting (conflicts of interest)," but may be sold into the market in the future. Please see "Shares eligible for future sale." SCF and certain of our other stockholders will be party to the Amended Stockholders Agreement (as defined and described in "Certain relationships and related party transactions—Stockholders agreement"), which will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Additionally, 7,213,669 shares held by our employees and others will be eligible for sale at various times and subject to a 180 day lock-up agreement contained in our existing stockholders agreement, including shares eligible for sale upon exercise of vested options, after the date of this prospectus pursuant to the provisions of Rule 144.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

Prior to this offering, we, all of our directors and executive officers and SCF will enter into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Wells Fargo Securities, LLC may, at any time and without notice, release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

A significant reduction by SCF of its ownership interests in us could adversely affect us.

We believe that SCF's substantial ownership interest in us provides them with an economic incentive to assist us to be successful. Upon the expiration or earlier waiver of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, SCF will not be subject to any obligation to maintain its ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce its ownership interest in us. If SCF sells all or a substantial portion of its ownership interest in us, it may have less incentive to assist in our success and its affiliates that are expected to serve as members of our board of directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies which could adversely affect our cash flows or results of operations.

Taking advantage of the reduced disclosure requirements applicable to "emerging growth companies" may make our common stock less attractive to investors.

We qualify as an "emerging growth company" as defined in the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise applicable generally to public companies. Pursuant to these reduced disclosure requirements, emerging growth companies are not required to, among other things, comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, provide certain disclosures regarding executive compensation, holding stockholder advisory votes on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved. In addition, emerging growth companies have longer phase-in periods for the

Use of proceeds

We will receive net proceeds of approximately $138.3 million from the sale of the common stock by us in this offering assuming an initial public offering price of $21.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated expenses and underwriting discounts and commissions payable by us.

We intend to use a portion of the net proceeds from this offering and term loan borrowings under our new credit facility to fully repay the outstanding indebtedness under the two credit facilities we currently have in place and the remainder for general corporate purposes, which may include the acquisition of additional equipment and complementary businesses that enhance our existing service offerings, broaden our service offerings or expand our customer relationships.

The following table illustrates our anticipated use of the net proceeds from this offering:

Sources of funds (In millions)		Use of funds (In millions)	
Net proceeds from this offering	$138.3	Repayment of the Existing Nine Credit Facility(1)	$119.8
Term loans under new credit facility	$125.0	Repayment of Existing Beckman Credit Facility(2)	121.0
		Funding of general corporate purposes . . .	22.5
Total Sources of Funds	$263.3	Total Uses of Funds	$263.3

(1) Pursuant to the Existing Nine Credit Facility, Nine has a $35.2 million term loan. At September 30, 2017, the weighted average interest rate of the term loan was approximately 5.7%. Also, as of September 30, 2017, Nine had $75.0 million of outstanding revolving borrowings (including letters of credit) under the Existing Nine U.S. Revolving Credit Facility (defined and described in "Management's discussion and analysis of financial condition and results of operations—Our credit facilities") and Nine Energy Canada Inc. had $9.6 million of outstanding revolving borrowings (including letters of credit) under the Existing Nine Canadian Revolving Credit Facility (defined and described in "Management's discussion and analysis of financial condition and results of operations—Our credit facilities"). Borrowings under the Existing Nine Credit Facility bear interest at a variable rate. At September 30, 2017, the weighted average interest rates on borrowings under the Existing Nine U.S. Revolving Credit Facility and the Existing Nine Canadian Revolving Credit Facility, all of which were incurred to fund working capital, were each approximately 5.7%. All loans and other obligations under the Existing Nine Credit Facility are scheduled to mature on May 31, 2018. We intend to terminate the Existing Nine Credit Facility in connection with this offering. See "Management's discussion and analysis of financial condition and results of operations—Our credit facilities—Existing Nine Credit Facility" for additional information regarding the Existing Nine Credit Facility.

(2) Pursuant to the Existing Beckman Credit Facility, Beckman has a $6.0 million term loan tranche (with a weighted average interest rate of 7.0% at September 30, 2017) and a $105.5 million term loan tranche (with a weighted average interest rate of 5.7% at September 30, 2017). Also, as of September 30, 2017, Beckman had $9.5 million of outstanding revolving borrowings, which were incurred to fund working capital, under the Existing Beckman Revolving Facility (defined and described in "Management's discussion and analysis of financial condition and results of operations—Our credit facilities"). Borrowings under the Existing Beckman Credit Facility bear interest at a variable rate. At September 30, 2017, the weighted average interest rate on borrowings under the Existing Beckman Revolving Facility was approximately 5.9%. All loans and other obligations under the Existing Beckman Credit Facility are scheduled to mature on June 30, 2018, except for a portion of the term loans, of which $0.8 million is due in the fourth quarter of 2017 and $0.8 million is due in the first quarter of 2018. We intend to terminate the Existing Beckman Credit Facility in connection with this offering. See "Management's discussion and analysis of financial condition and results of operations—Our credit facilities—Existing Beckman Credit Facility" for additional information regarding the Existing Beckman Credit Facility.

Because an affiliate of Wells Fargo Securities, LLC is a lender under the Existing Nine Credit Facility and the Existing Beckman Credit Facility and an affiliate of J.P. Morgan Securities LLC is a lender under the Existing Nine Credit Facility and may receive 5% or more of the net proceeds of this offering, Wells Fargo Securities, LLC and J.P. Morgan Securities LLC may be deemed to have a "conflict of interest" under FINRA Rule 5121, and as a result, this offering will be conducted under that rule. Pursuant to FINRA Rule 5121, a "qualified independent underwriter" meeting certain standards is required to participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Goldman Sachs & Co. LLC has agreed to act as a "qualified independent underwriter" within the meaning of FINRA Rule 5121 in connection with this offering. See "Underwriting (conflicts of interest)."

A $1.00 increase or decrease in the assumed initial public offering price of $21.50 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $6.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price, then we would first reduce by a corresponding amount the net proceeds directed to general corporate purposes and then, if necessary, the net proceeds directed to repay the outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility. We expect to borrow term loans under our new credit facility concurrently with the consummation of this offering, which we will use, along with a portion of the net proceeds them this offering, to fully repay the outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility. Availability under our new credit facility is conditioned upon the consummation of this offering as well as certain other closing conditions, including a closing liquidity requirement of $60.0 million (after giving effect to any borrowings to be made on the day on which we utilize our new credit facility, the issuance of any letters of credit on such date and the payment of all fees and expenses due under the new credit facility). Such closing liquidity consists of the sum of our unrestricted cash and cash equivalents and the availability under our new credit facility.

Capitalization

The following table sets forth our capitalization as of September 30, 2017:

- on an actual basis; and

- on an as adjusted basis to give effect to (i) an increase in our authorized shares of capital stock, (ii) the consummation of the approximately 8.0256 for 1 stock split of our issued and outstanding common stock effected immediately prior to the consummation of this offering, (iii) the effectiveness of, and term loan borrowings under, our new credit facility and application of those proceeds and (iv) the sale by us of 7,000,000 shares of our common stock in this offering at an assumed initial offering price of $21.50 per share (which is the midpoint of the range set forth on the cover of this prospectus) and the application of the net proceeds from this offering as set forth under "Use of proceeds."

The as adjusted information set forth in the table below is illustrative only and the as adjusted information will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read the following table in conjunction with "Use of proceeds," "Selected financial data," "Management's discussion and analysis of financial condition and results of operations" and our historical combined financial statements and related notes thereto appearing elsewhere in this prospectus.

	As of September 30, 2017	
(in thousands, except share and per share amounts)	Actual	As adjusted(1)
Cash and cash equivalents	$ 30,171	$ 52,668
Long-term debt, excluding current maturities:		
Existing Nine Credit Facility	$ 119,790	$ —
Existing Beckman Credit Facility	121,050	—
New credit facility(2)		
Term loan borrowings	—	125,000
Revolving credit borrowings	—	—
Less: current maturities	(240,840)	(12,500)
Total long-term debt(3)	$ —	$112,500
Stockholders' equity:		
Common stock, $0.01 par value; 6,000,000 shares authorized, actual; 120,000,000 shares authorized, as adjusted; 1,965,543 shares issued and outstanding, actual; 23,300,596 shares issued and outstanding, as adjusted	$ 19	$ 233
Preferred stock, $0.01 par value; 100,000 shares authorized, actual; 20,000,000 shares authorized, as adjusted; no shares issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital	383,916	522,143
Retained earnings (accumulated deficit)	(64,270)	(64,270)
Treasury stock	—	—
Accumulated other comprehensive loss	(3,678)	(3,678)
Total stockholders' equity	$ 315,987	$454,428
Total capitalization	$ 315,987	$566,928

(1) A $1.00 increase (decrease) in the assumed initial public offering price of $21.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $6.6 million, $7.0 million, $7.0 million and $7.0 million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million

shares offered by us at an assumed offering price of $21.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $20.2 million, $21.5 million, $21.5 million and $21.5 million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2) Concurrently with, and conditioned upon, the consummation of this offering, we intend to satisfy the initial conditions to borrowing under our new credit facility. We expect to borrow $125 million in term loans upon consummation of this offering and to have $50 million of undrawn revolving credit availability under our new credit facility at such time. Borrowings under our new credit facility may vary significantly from time to time depending on our cash needs at any given time.

(3) Excludes deferred financing costs.

Dilution

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our pro forma net tangible book value as of September 30, 2017 was approximately $121.2 million, or $7.43 per share of common stock. Pro forma net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering (after giving effect to the Stock Split). After giving effect to the sale of 7,000,000 shares in this offering at an assumed initial public offering price of $21.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated discounts and commissions and offering expenses, our adjusted pro forma net tangible book value as of September 30, 2017 would have been approximately $259.5 million, or $11.14 per share. This represents an immediate increase in the net tangible book value of $3.71 per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $10.36 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$21.50
Pro forma net tangible book value per share as of September 30, 2017	$7.43	
Increase per share attributable to new investors in this offering	3.71	
Adjusted pro forma net tangible book value per share		11.14
Dilution in adjusted pro forma net tangible book value per share to new investors in this offering		$10.36

The following table summarizes, on an adjusted pro forma basis as of September 30, 2017, the total number of shares of common stock owned by existing stockholders and to be owned by the new investors in this offering, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering at $21.50, the midpoint of the price range set forth on the cover page of this prospectus, calculated before deducting of estimated discounts and commissions and offering expenses:

	Shares acquired		Total consideration		Average price
	Number	Percent	Amount	Percent	per share
Existing stockholders	16,300,596	70%	$ —	0%	$21.50
New investors in this offering	7,000,000	30%	151	100%	
Total	23,300,596	100.0%	$151	100.0%	

Assuming the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 8,050,000, or 33% on an adjusted pro forma basis as of September 30, 2017.

A $1.00 increase or decrease in the assumed initial public offering price of $21.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our adjusted pro forma net tangible book value as of September 30, 2017 by approximately $6.6 million, the adjusted pro forma net tangible book value per share after this offering by $0.28 per share and the dilution in adjusted pro forma net tangible book value per share to new investors in this offering by $0.28 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses.

(in thousands, except share and per share information)	Nine months ended September 30,		Year ended December 31,		
	2017	2016	2016	2015	2014(1)
	(unaudited)				(unaudited)
Other comprehensive income, net of tax					
Foreign currency translation adjustments, net of tax of $0, $0, $0, $0 and $58	(192)	203	210	(4,067)	181
Total other comprehensive income (loss), net of tax	(192)	203	210	(4,067)	181
Total comprehensive income (loss)	$ (38,063)	$ (44,956)	$ (70,701)	$ (43,184)	$ 48,146
Historical earnings per share data(3):					
Weighted average shares outstanding—basic	1,805,816	1,651,240	1,653,277	1,643,912	1,374,510
Income (loss) from continuing operations per share—basic	$ (20.97)	$ (27.35)	$ (42.89)	$ (23.23)	$ 55.42
Loss from discontinued operations per share—basic	$ —	$ —	$ —	$ (0.57)	$ (20.52)
Net income (loss) per share—basic	$ (20.97)	$ (27.35)	$ (42.89)	$ (23.80)	$ 34.90
Weighted average shares outstanding—fully diluted	1,805,816	1,651,240	1,653,277	1,643,912	1,597,866
Income (loss) from continuing operations per share—fully diluted	$ (20.97)	$ (27.35)	$ (42.89)	$ (23.23)	$ 47.67
Loss from discontinued operations per share—fully diluted	$ —	$ —	$ —	$ (0.57)	$ (17.65)
Net income (loss) per share—fully diluted	$ (20.97)	$ (27.35)	$ (42.89)	$ (23.80)	$ 30.02
Pro forma earnings per share data(4) (Unaudited):					
Pro forma weighted average shares outstanding—basic and diluted					
Pro forma earnings (loss) per share—basic and diluted	$		$		
Balance sheet data at period end:					
Cash and cash equivalents	$ 30,171		$ 4,074	$ 18,877	$ 24,236
Property and equipment, net	264,300		273,210	325,894	376,920
Total assets	628,382		576,094	658,434	869,933
Debt	240,840		245,888	252,378	379,658
Total stockholders' equity	315,987		288,186	352,676	389,644
Statement of Cash Flows data:					
Net cash (used in) provided by operating activities	$ 3,775	$ 1,200	$ (3,290)	$ 140,367	$ 127,188
Net cash used in investing activities	(29,816)	(2,723)	(4,176)	(19,251)	(456,955)
Net cash (used in) provided by financing activities	52,223	(10,852)	(7,315)	(126,878)	335,813
Other financial data:					
EBITDA(5) (unaudited)	$ 23,803	$ (4,922)	$ (18,669)	$ 23,990	$ 148,628
Adjusted EBITDA(5) (unaudited)	40,869	4,604	9,824	73,901	188,192
ROIC(5) (unaudited)	(6)%	(9)%	(11)%	(5)%	16%
Adjusted gross profit (excluding depreciation and amortization)(5) (unaudited)	$ 66,479	$ 23,692	$ 36,245	$ 105,331	$ 229,127

(1) We closed the acquisitions of Dak-Tana Wireline on April 30, 2014 and Crest Pumping Technologies on June 30, 2014 and Beckman closed the acquisitions of RedZone Coil Tubing on May 2, 2014 and Big Lake Services, LLC on August 29, 2014. As a result, financial results relating to each acquisition for periods prior to the close of each of the aforementioned acquisitions are not reflected in the full year 2014 results.

(2) For 2014, represents a non-cash impairment charge related to the divestiture of certain assets of a subsidiary whose primary focus was conventional completions. See "Note 14—Discontinued Operations" to the financial statements included in this registration statement for additional detail regarding the Tripoint divestiture.

(3) Historical share and per share information does not give effect to the approximately 8.0256 for 1 stock split of our issued and outstanding common stock effected immediately prior to the consummation of this offering.

(4) Pro forma earnings per share data give effect to (i) the approximately 8.0256 for 1 stock split of our issued and outstanding common stock effected immediately prior to the consummation of this offering and (ii) the issuance by us of 7,000,000 shares of common stock pursuant to this offering, and the application of the net proceeds from this offering as set forth under "Use of proceeds," assuming an initial public offering price of $21.50 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus). This pro forma earnings per share data is presented for informational purposes only and does not purport to represent what our pro forma net income (loss) or earnings (loss) per share actually would have been had the Stock Split occurred on January 1, 2016 or to project our net income or earnings per share for any future period.

(5) EBITDA, Adjusted EBITDA, ROIC and adjusted gross profit (excluding depreciation and amortization) are non-GAAP financial measures. For definitions of these measures, a reconciliation of EBITDA and Adjusted EBITDA to our net income (loss), an explanation of our calculation of ROIC and a reconciliation of adjusted gross profit (excluding depreciation and amortization) to gross profit (loss), see "−Non-GAAP financial measures" below.

| | Three months ended | | |
	September 30, 2017	June 30, 2017	March 31, 2017
	(unaudited)		
Statement of operations data:			
Revenues	$148,167	$135,860	$105,353
Loss from operations	(193)	(8,141)	(14,790)
Net loss	(5,052)	(12,105)	(20,714)
Other financial data:			
EBITDA(1) (unaudited)	15,157	7,674	972
Adjusted EBITDA(1) (unaudited)	18,088	16,727	6,054
ROIC(1) (unaudited)	−	(6)%	(13)%
Adjusted gross profit (excluding depreciation and amortization)(1) (unaudited)	$ 28,258	$ 24,256	$ 13,965

(1) EBITDA, Adjusted EBITDA, ROIC and adjusted gross profit (excluding depreciation and amortization) are non-GAAP financial measures. For definitions of these measures, a reconciliation of EBITDA and Adjusted EBITDA to our net income (loss), an explanation of our calculation of ROIC and a reconciliation of adjusted gross profit (excluding depreciation and amortization) to gross profit (loss), see "−Non-GAAP financial measures" below.

Non-GAAP financial measures

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies.

We define EBITDA as net income (loss) before interest expense, depreciation, amortization and income tax expense. EBITDA is not a measure of net income or cash flows as determined by U.S. GAAP.

We define Adjusted EBITDA as EBITDA further adjusted for (i) impairment of goodwill and other intangible assets, (ii) transaction expenses related to acquisitions or the Combination, (iii) loss from discontinued operations, (iv) loss or gains from the revaluation of contingent liabilities, (v) non-cash stock-based compensation expense, (vi) loss or gains on sale of assets, (vii) inventory writedown, and (viii) adjustment for expenses or charges, to exclude certain items which we believe are not reflective of ongoing performance of our business, such as costs related to this offering, legal expenses and settlement costs related to litigation outside the ordinary course of business, and restructuring costs.

Management believes EBITDA and Adjusted EBITDA are useful because they allow for a more effective evaluation of our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at these measures because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the

Completion Solutions: Completion Solutions segment revenue increased by $174.3 million, or 111%, to $331.1 million for the nine months ended September 30, 2017 from $156.8 million for the nine months ended September 30, 2016 due to a significant increase in completions activity and increased pricing in 2017 in response to the improvement of industry conditions. The increase in demand and price for our services resulted from our customers increasing their North American capital expenditures and drilling and completing more new wells in the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016. Wireline revenue increased 106% from the nine months ended September 30, 2016 to the nine months ended September 30, 2017; total stages completed increased 49% due to the increase in overall market activity, revenue per stage improved, and revenue from ancillary wireline services also increased. Cementing revenue increased by 167% on a 96% increase in job count and improved pricing from the nine months ended September 30, 2016 to the nine months ended September 30, 2017. Coiled Tubing Services revenue increased approximately 104%, with total jobs increasing approximately 51%. However, demand for our pinpoint frac sleeve systems declined in the Bakken region as a result of the ongoing methodology transition from open hole to cemented completions.

Production Solutions: Production Solutions segment revenue increased by $12.7 million, or 28%, to $58.3 million for the nine months ended September 30, 2017 from $45.6 million for the nine months ended September 30, 2016. Hours worked for the Production Solutions segment increased approximately 31%. The increases were primarily attributable to our customers' increase in well maintenance and increased well completions activity, which was in response to the improvement of industry conditions described above. However, Production Solutions average pricing decreased slightly, by 2%, for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016.

Cost of revenues

Cost of revenues for the nine months ended September 30, 2017 increased by $144.2 million, or 81%, compared to the nine months ended September 30, 2016. The increase was a result of an increase in revenue-generating activity related to improvement in the oil and gas market. Activity-driven costs were primarily responsible for the increase; materials installed in wells and consumed while performing services increased by $64.1 million and other activity-driven costs were $38.0 million higher. Compensation and benefits increased by $41.5 million.

Completion Solutions: Completion Solutions segment cost of services for the nine months ended September 30, 2017 increased by $135.8 million, or 97%, when compared to the nine months ended September 30, 2016. The increase was driven primarily by the increased level of activity. Costs related to materials installed in wells and consumed while performing services increased by $63.8 million, and other activity-driven costs increased by $34.0 million. Additionally, compensation and benefits were $37.7 million higher, as headcount was increased in response to the increase in revenue and forecasted activity increases.

Production Solutions: Production Solutions segment cost of services for the nine months ended September 30, 2017 increased by $8.4 million, or 22%, when compared to the nine months ended September 30, 2016. The increase was due to the increase in revenue-generating activity. Compensation and benefits increased by $3.8 million, materials and supplies consumed while performing services increased by $0.3 million, and other activity-driven costs increased by $4.0 million.

Adjusted gross profit (excluding depreciation and amortization)

Completion Solutions: Adjusted gross profit (excluding depreciation and amortization) improved by $38.5 million, to $55.3 million, for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016, as a result of the factors described above under "—Revenue" and "—Cost of revenues."

conditions. This reduction in demand and price for our services resulted from our customers reducing North American capital expenditures and drilling and completing fewer new wells in 2016 as compared to 2015. In our U.S. Wireline service, although our total stages completed increased slightly by approximately 6% due to increased market share, our revenue was down approximately 38% year over year due to pricing decreases. U.S. Cementing revenue was down approximately 44% with job count dropping approximately 19% year-over-year. Coiled Tubing services revenue dropped approximately 15% although total jobs increased 10% year-over-year. Demand for our pinpoint frac sleeve systems declined most significantly in the Bakken region, which had a rig count decline over 70% coupled with a methodology transition from open hole to cemented completions.

Production Solutions: Production Solutions segment revenue decreased by $37.5 million, or 38%, to $60.9 million for the year ended December 31, 2016 from $98.3 million for the year ended December 31, 2015. Hours worked for the Production Solutions segment decreased by 27% for the year ended December 31, 2016 compared to the year ended December 31, 2015. Such decreases were primarily attributable to our customers' deferred well maintenance and decreased well completions activity, which was in response to the weak industry conditions described above. Production Solutions average pricing decreased by 15% for the year ended December 31, 2016 compared to the year ended December 31, 2015.

Cost of revenues

Cost of revenues for the year ended December 31, 2016 decreased by $127.1 million, or 34%, when compared to the year ended December 31, 2015. This decrease was a result of a decline in revenue-generating activity related to the generally depressed oil and natural gas market. Activity-driven costs were the largest contributors to the decline in expenses. Materials installed in wells and consumed while performing services at the well decreased by $51 million. Other activity-related expenses fell by more than $15 million. Additionally, compensation and benefits were reduced by $53 million as the organization was sized to meet the lower levels of activity. Cost of revenues as a percentage of total revenue for the year ended December 31, 2016 was 87%, which represented an increase of 9% from 78% for the year ended December 31, 2015. The change in costs of revenues by reportable segment is further discussed below.

Completion Solutions: Completion Solutions segment cost of services for the year ended December 31, 2016 decreased by $101.5 million, or 34%, to $194.4 million when compared to the year ended December 31, 2015. The decrease in cost of revenues was due to the decline in revenue-generating activity, which was a result of the generally depressed oil and natural gas market. Activity-driven costs were the largest contributors to the decline in expenses. Materials installed in wells and consumed while performing services at the well decreased by $50 million. Other activity-driven costs fell by more than $10 million. In addition, compensation and benefits were reduced by $34 million in response to the decline in activity.

Production Solutions: Production Solutions segment cost of revenues for the year ended December 31, 2016 decreased by $25.5 million, or 33%, to $51.7 million when compared to the year ended December 31, 2015. The decrease in cost of revenues was due to the decline in revenue-generating activity, which was a result of a generally depressed oil and natural gas market. Compensation and benefits were reduced by $19 million in response to the drop in activity, and activity-related costs fell by more than $6 million.

Adjusted gross profit (excluding depreciation and amortization)

Completion Solutions: Adjusted gross profit (excluding depreciation and amortization) decreased $57.2 million to $27.0 million for the year ended December 31, 2016 compared to adjusted gross profit (excluding depreciation and amortization) of $84.2 million for the year ended December 31, 2015 as a result of the factors described above under "−Revenue" and "−Cost of revenues."

Adjusted EBITDA

Adjusted EBITDA was $9.8 million for the year ended December 31, 2016 as compared with $73.9 million for the year ended December 31, 2015, a decrease of 87%. The Adjusted EBITDA decrease is primarily due to the changes in revenues and expenses discussed above.

Liquidity and capital resources

Sources and uses of liquidity

Historically, we have met our liquidity needs principally from cash flows from operating activities, external borrowings and capital contributions. Our principal uses of cash are to fund capital expenditures and acquisitions to service our outstanding debt and to fund our day to day operations. We continually monitor potential capital sources, including equity and debt financing, to meet our investment and target liquidity requirements. Our future success and growth will be highly dependent on our ability to continue to access outside sources of capital.

At September 30, 2017, we had $30.2 million of cash and cash equivalents and $5.7 million of availability under the Existing Nine Credit Facility and the Existing Beckman Credit Facility collectively, which resulted in a total liquidity position of $35.9 million. On a pro forma basis giving effect to (i) the entry into our new credit facility and (ii) this offering and the use of a portion of the net proceeds therefrom and term loan borrowings under our new credit facility to fully repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, as of September 30, 2017, we would have had $52.6 million of cash on hand, $125 million in term loan borrowings and $50 million of revolver availability under our new credit facility. As discussed in Note 3 to our unaudited financial statements, as of September 30, 2017 the Company had $119.8 million of debt under the Existing Nine Credit Facility and $121.0 million of debt under the Existing Beckman Credit Facility that are scheduled to mature on May 31, 2018 and June 30, 2018, respectively. As discussed above, we plan to repay in full the Existing Nine Credit Facility and the Existing Beckman Credit Facility prior to their respective maturities with the proceeds of this offering and term loan borrowings under our new credit facility and expect to have $125 million of term loans outstanding under our new credit facility following the completion of this offering. See "Use of proceeds." Our ability to satisfy our liquidity requirements following this offering depends on our future operating performance, which is affected by prevailing economic conditions, the level of drilling, completion and production activity for North American onshore oil and natural gas resources, and financial and business and other factors, many of which are beyond our control.

Our total 2017 capital expenditure budget, excluding possible acquisitions, is $45.0 million, of which $30.0 million has been spent through September 30, 2017. The nature of our capital expenditures is comprised of a base level of investment required to support our current operations and amounts related to growth and company initiatives. Capital expenditures for growth and company initiatives are discretionary. We continually evaluate our capital expenditures, and the amount we ultimately spend will depend on a number of factors including expected industry activity levels and company initiatives. We believe the net proceeds from this offering and borrowings under our new credit facility, together with cash flows from operations, should be sufficient to fund our capital requirements for the next twelve months.

Although we do not budget for acquisitions, pursuing growth through acquisitions is a significant part of our business strategy. Our ability to make significant additional acquisitions for cash will require us to obtain additional equity or debt financing, which we may not be able to obtain on terms acceptable to us or at all.

determined monthly based upon a formula calculated by reference to Beckman's eligible accounts receivable, equipment, inventory and real estate. As of December 31, 2016, the borrowing base was $120.8 million and $114.3 million was outstanding under revolving loans. As of December 31, 2016, $11.0 million was outstanding under the term loan.

On February 10, 2017, pursuant to Agreement and Amendment No. 5 to the Existing Beckman Credit Facility, the above-described facility was amended, and Beckman currently has (i) a $6.0 million term loan tranche (the "Existing Beckman Tranche B Term Loan"), (ii) a $106.3 million term loan tranche (the "Existing Beckman Tranche C Term Loan" and together with the Existing Beckman Tranche B Term Loan, the "Existing Beckman Term Loans"), and (iii) a $15.0 million revolving facility (subject to a borrowing base that is determined monthly and was $15 million as of February 28, 2017) (the "Existing Beckman Revolving Facility"). The actual amount available to be borrowed under the Existing Beckman Revolving Facility is limited by a borrowing base that is determined monthly based upon a formula calculated by reference to Beckman's eligible accounts receivable and inventory. As of September 30, 2017, the borrowing base was $15.0 million. As of September 30, 2017, we had $9.5 million of outstanding revolving borrowings under the Existing Beckman Revolving Facility. All loans and other obligations under the Existing Beckman Credit Facility are scheduled to mature on June 30, 2018. We intend to use a portion of the net proceeds from this offering and term loan borrowings under our new credit facility to repay the outstanding borrowings under the Existing Beckman Credit Facility and terminate the Existing Beckman Credit Facility in connection with this offering. See "Use of proceeds."

All of the obligations under the Existing Beckman Credit Facility are secured by first priority perfected security interests (subject to permitted liens) on substantially all of the assets of Beckman and its subsidiaries, excluding certain assets. Additionally, all of the obligations under the Existing Beckman Credit Facility are guaranteed by Beckman's subsidiaries.

Loans under the Existing Beckman Credit Facility may be either base rate loans or LIBOR loans at Beckman's election. Beckman may repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary LIBOR breakage costs.

The Existing Beckman Credit Facility contains various affirmative and negative covenants. The Existing Beckman Credit Facility also requires Beckman and its subsidiaries, on a consolidated basis, to maintain the following:

- a leverage ratio (as defined in the Existing Beckman Credit Facility) of not more than 3.50 to 1.00 at the end of each fiscal quarter commencing with the fiscal quarter ending December 31, 2017; and

- a fixed charge coverage ratio (as defined in the Existing Beckman Credit Facility) of not less than 1.15 to 1.00 for each fiscal quarter ending on or prior to June 30, 2017 and 1.25 to 1.00 for each fiscal quarter thereafter, each determined on a standalone quarterly basis.

Beckman and its restricted subsidiaries were in compliance with such covenants and ratios as of March 31, 2017, June 30, 2017 and September 30, 2017.

Our new credit facility

Concurrently with, and conditioned upon, the consummation of this offering, we intend to utilize our new credit facility consisting of $125 million of term loan commitments and $50 million of revolving credit commitments. Upon consummation of this offering, we expect to borrow $125 million of term loans and to have approximately $50 million of available revolving credit loans under our new credit facility. Borrowings under our new credit facility may vary significantly from time to time depending on our cash needs at any given time.

Our new credit facility is evidenced by a credit agreement dated as of September 14, 2017, with JPMorgan Chase Bank, N.A., as administrative agent, and certain other financial institutions, as amended by the First

Amendment to Credit Agreement dated as of November 20, 2017 (as amended, the "New Credit Agreement"). The Company is not permitted to borrow under the New Credit Agreement, and the covenants of the New Credit Agreement are not binding on the Company, until the consummation of this offering. Pursuant to the New Credit Agreement, Nine and its domestic restricted subsidiaries will be entitled to borrow $125 million of term loans and up to $50 million (including letters of credit) as revolving credit loans under the revolving commitments. At no time will the maximum principal amount of revolving credit loans, together with the face amount of letters of credit, under the New Credit Agreement be permitted to exceed $50 million, absent Nine obtaining additional commitments from existing or new lenders.

All of the obligations under the New Credit Agreement will be secured by first priority perfected security interests (subject to permitted liens) in substantially all of the personal property of Nine and its domestic restricted subsidiaries (including Beckman and its subsidiaries), excluding certain assets. Nine Canada will not be a borrower or guarantor under the New Credit Agreement.

Loans to Nine and its domestic restricted subsidiaries under the New Credit Agreement may be base rate loans or LIBOR loans. The applicable margin for base rate and prime rate loans will vary from 1.50% to 2.75%, and the applicable margin for LIBOR loans will vary from 2.50% to 3.75%, in each case depending on Nine's leverage ratio. Nine will be permitted to repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary LIBOR breakage costs.

If addition, a commitment fee of 0.50% per annum will be charged on the average daily unused portion of the revolving commitments. Such commitment fee is payable quarterly in arrears.

The term loans will be payable on a quarterly basis in amounts equal to 2.5% of the original principal balance. The term loans and revolving loans will mature two and a half years from the initial date on which we borrow loans under the new credit facility.

The New Credit Agreement contains various affirmative and negative covenants, including financial reporting requirements and limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other restricted payments, investments (including acquisitions) and transactions with affiliates. The New Credit Agreement does not contain any financial covenants, other than a total leverage ratio, an asset coverage ratio and a fixed charge coverage ratio, each of which will be tested on a quarterly basis. The covenants (financial and otherwise) of our New Credit Agreement will not be effective until the consummation of this offering.

Contractual obligations

In the normal course of business, we enter into various contractual obligations that impact or could impact our liquidity. The table below contains our known contractual commitments at December 31, 2016.

| (in thousands) | Payments due by period for the year ended December 31, | | | | | | |
	2017	2018	2019	2020	2021	Thereafter	Total
Existing credit facilities(1) ..	$17,975	$227,913	$ —	$ —	$ —	$ —	$245,888
Other debt	272	—	—	—	—	—	272
Interest expense	12,650	3,180	—	—	—	—	15,830
Operating leases	5,538	4,195	3,452	2,572	2,249	12,544	30,550
Total	$ 36,435	$ 235,288	$ 3,452	$ 2,572	$ 2,249	$ 12,544	$ 292,540

(1)   This table does not include future commitment fees, amortization of deferred financing costs or other fees on our existing credit facilities because obligations thereunder are floating rate instruments, and we cannot determine with accuracy the timing of future loan advances, repayments or future interest rates to be charged.

The table above does not reflect our use of a portion of the net proceeds from this offering and term loan borrowings under our new credit facility to fully repay and terminate our existing credit facilities (the Existing Nine Credit Facility and the Existing Beckman Credit Facility).

in R&D; instead we primarily rely on strategic partnerships with oilfield product development companies, who view us as an attractive distribution platform for their products. This allows us to benefit from new products and technologies while minimizing our R&D expenditures. We believe our ROIC generally exceeds that of many other oilfield service providers. For a definition of ROIC, which is a non-GAAP financial measure, see "Prospectus summary—Summary financial data—Non-GAAP financial measures."

Experienced and entrepreneurial management team and board of directors with a successful track record of executing growth and acquisition strategies

The members of our management team and board of directors have a blend of operating, financial and leadership experience in the industry, that we believe provides us with a competitive advantage. We have a deep management team, with experienced mid-level and field managers, many of whom previously started and managed smaller independent onshore oilfield services companies. Our management team has an average of over 20 years of experience in the oilfield service industry, and our field managers have expertise in the geological basins in which they operate and understand the regional challenges that our customers face. We believe this experience provides our management team with an in-depth understanding of our customers' needs, which enhances our ability to deliver innovative, customer-driven solutions throughout varying industry cycles, which in turn strengthens our relationships with our customers. Many members of our senior management team are entrepreneurs and company founders who joined our company and remain major stockholders, and over 80% of company founders who joined our company continue to be a part of our company today. This is an important part of our growth-focused corporate culture. We focus on partnering with the right management teams and companies, which has enabled us to identify and acquire high-quality businesses with a similar culture to us and synergistically integrate them into our existing operation. Nine has completed four acquisitions as well as the Combination with Beckman. We believe this significant experience in identifying and closing acquisitions will help us identify additional attractive acquisition opportunities in the future. In addition, we believe that our extensive industry contacts and those of SCF Partners, our equity sponsor, will facilitate the identification of acquisition opportunities. See "Prospectus summary—Our equity sponsor" for information regarding SCF Partners.

Balance sheet flexibility to selectively pursue accretive growth avenues

On a pro forma basis giving effect to (i) the entry into our new credit facility and (ii) this offering and the use of a portion of the net proceeds therefrom, together with term loan borrowings under our new credit facility, to fully repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, as of September 30, 2017, we would have had $52.6 million of cash on hand, $125 million in term loan borrowings and $50 million of revolver availability under our new credit facility, providing us with the flexibility to pursue opportunities to grow our business. See " Prospectus summary—Recent developments—Our new under credit facility" for information regarding our new credit facility, under which we expect to make term loan borrowings concurrently with, and conditioned upon, the consummation of this offering. Given our broad geographic and services footprint and strong reputation in the industry, we believe that we will have significant optionality to grow in existing service areas or expand into new areas as demanded by our customers.

Maintain a strong balance sheet to preserve operational and strategic flexibility

We intend to maintain a conservative approach to managing our balance sheet, which allows us to better react to changes in commodity prices and related demand for our services as well as overall market conditions. We carefully manage our liquidity and debt position through monitoring our cash flows and spending levels. We intend to use a portion of the proceeds from this offering and term loan borrowings under our new credit facility to repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility. We also intend to improve our liquidity with availability under our new credit facility. On a pro forma basis giving effect to (i) the entry into our new credit facility and (ii) this offering and the use of a portion of the net proceeds therefrom, together with term loan borrowings under our new credit facility, to fully repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, as of September 30, 2017, we would have had $52.6 million of cash on hand, $125 million in term loan borrowings and $50 million of revolver availability under our new credit facility, providing us with the flexibility to pursue opportunities to grow our business.

Our history and the combination

We were formed on February 28, 2013 through a combination of three service companies owned by SCF, the first of which was acquired in March 2011. Our foundation consisted of an entrepreneurial team with proven industry expertise and technological solutions for well completions, which we have continued to build upon organically and through acquisitions. We subsequently acquired Peak Pressure Control in August 2013, Dak-Tana Wireline in April 2014, Crest Pumping Technologies in June 2014 and G8 Oil Tool and its intellectual property related to its Scorpion frac plug in September 2015. These acquisitions provided us additional size, scale, product and service diversity and capabilities as well as an expanded geographic footprint. We have focused on the integration of these companies to create one united brand, culture and vision, while combining their expertise to develop customized completion solutions to the market.

On February 28, 2017, we merged with Beckman, a growth-oriented oilfield services company that provides a wide range of well service and coiled tubing services. Pursuant to the Combination, all of the issued and outstanding shares of Beckman common stock were converted into shares of our common stock, other than 1.6% of Beckman shares paid in cash. Prior to the Combination, Beckman was also an SCF Partners portfolio company since July 2012. A key strategic rationale for the Combination was to enhance our ability to serve customers and our growth potential through broader product lines and basin diversification, enabling us to cross-sell our products and compete with larger companies. For more information on the Combination, see "Certain relationships and related party transactions–The Combination."

Sales and marketing

Our sales activities are conducted through a network of sales representatives and business development personnel, which provides us coverage at both the corporate and field level of our customers. Sales representatives work closely with local operations managers to target potential opportunities through strategic focus and planning. Customers are identified as targets based on their drilling and completion activity, geographic location and economic viability. Direction of the sales team is conducted through weekly meetings and daily communication. The Completion Solutions team is led by a Vice President or Director of Sales within the service line that reports to the segment President. Our marketing activities are performed internally with input and guidance from a third party marketing agency. Our strategy is based on building a strong North American brand though multiple media outlets including our website, select social media accounts, print,

We have been named in the following proceeding:

Christina Sparks, et al v. Pioneer Natural Resources, et al., Filed in the District Court, 142nd Judicial District, Midland County, Texas. On August 31, 2017, an accident occurred while a five-employee crew of Big Lake Services, LLC, a subsidiary of Nine ("Big Lake Services"), was performing workover services at an oil and gas wellsite near Midland, Texas, operated by Pioneer Natural Resources, resulting in the death of a Big Lake Services employee, Juan De La Rosa. On December 7, 2017, a lawsuit was filed on behalf of Mr. De La Rosa's minor children in the Midland County District Court against Pioneer Natural Resources, Big Lake Services, and Phillip Hamilton related to this accident. The petition alleges, among other things, that the defendants acted negligently, resulting in the death of Mr. De La Rosa. The plaintiffs are seeking money damages, including punitive damages.

We maintain insurance coverage against liability for, among other things, personal injury (including death), which coverage is subject to certain exclusions and deductibles. We tendered this matter to our insurance company for defense and indemnification of Big Lake Services and the other defendants. While we maintain such insurance policies with insurers in amounts and with coverage and deductibles that we, with the advice of our insurance advisors and brokers, believe are reasonable and prudent, we cannot assure you that this insurance will be adequate to protect us from all material expenses related to current or potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices.

Management

Executive officers and directors

Set forth below are the names, ages and positions of our executive officers and directors as of December 20, 2017. All directors are elected for a term of one year or serve until their successors are elected and qualified or upon earlier of death, disability, resignation or removal. All executive officers hold office until their successors are elected and qualified or upon earlier of death, disability, resignation or removal. There are no family relationships among any of our directors or executive officers, except that David Baldwin and Mark Baldwin are brothers. The address of each director and executive officer is: 16945 Northchase Drive, Suite 1600, Houston, TX 77060.

Name	Age	Position
Ann G. Fox	40	President, Chief Executive Officer, Secretary and Director
David Crombie	44	Executive Vice President and President, Completion Solutions
Clinton Roeder	47	Senior Vice President and Chief Financial Officer
Edward Bruce Morgan	50	President, Production Solutions
Theodore R. Moore	40	Senior Vice President and General Counsel
Ernie L. Danner	62	Chairman of the Board
David C. Baldwin	54	Director
Mark E. Baldwin	64	Director
Curtis F. Harrell	53	Director
Scott E. Schwinger	52	Director
Gary L. Thomas	67	Director
Andrew L. Waite	56	Director

Ann G. Fox, President, Chief Executive Officer, Secretary and Director. Ms. Fox has served as the President, Chief Executive Officer and Secretary of the Company since July 2015, and from February 2013 to July 2015, Ms. Fox served the Company as Chief Financial Officer and Vice President, Strategic Development. In addition, Ms. Fox served as the Interim Chief Financial Officer of the Company from September 2017 to December 2017 and previously served in such capacity from July 2015 through April 2017. From December 2008 to February 2013, Ms. Fox served in various positions with SCF Partners, focusing on the evaluation of potential investment opportunities. Ms. Fox became a Managing Director of SCF Partners in December 2012. Prior to joining SCF Partners, Ms. Fox served in the United States Marine Corps. During her service, Ms. Fox worked with a small team embedded in the South of Iraq in order to ensure Iraqi Security Force combat operations were consistent with the application of US counterinsurgency tactics. Ms. Fox has also served as an Investment Banking Analyst for both Prudential Securities and Warburg Dillon Read in New York. Ms. Fox holds a Bachelors of Science in Diplomacy and Security in World Affairs from Georgetown University's Walsh School of Foreign Service and an M.B.A. from the Harvard Business School and is currently a member of the Harvard Business School Alumni Board. We believe that Ms. Fox's leadership experience, industry experience and deep knowledge of our business and our customers make her well qualified to serve as our President, Chief Executive Officer and Director.

David Crombie, Executive Vice President and President, Completion Solutions. Mr. Crombie currently serves as the President, Completion Solutions and as an Executive Vice President of the Company. Prior to serving in this position, Mr. Crombie served as President, US Wireline and Cementing and was an EVP of the Company from December 2013 to February 2017. Mr. Crombie joined the Company from Crest Pumping Technologies, LLC, which he founded and guided to success as President. Before starting Crest, Mr. Crombie was Vice President of Operations and Sales for Pumpco Energy Services, a wholly-owned subsidiary of Complete Production Services (now part of Superior Energy Services) from 2000 to 2012. At Pumpco, he oversaw stimulation and cementing services in prolific, unconventional plays throughout the continental United States. Prior to Pumpco, Mr. Crombie was employed by Halliburton Energy Services from 1994 to 2000. Since 1994, Mr. Crombie has worked in both cementing and stimulation operations in the areas of domestic and international operations, including the Permian Basin, the Fort Worth Basin, Oklahoma, the Gulf of Mexico and Saudi Arabia.

Clinton Roeder, Senior Vice President and Chief Financial Officer. Mr. Roeder has served as the Company's Senior Vice President and Chief Financial Officer since December 16, 2017. Prior to joining the Company, Mr. Roeder served as the Chief Financial Officer of Total Safety US, Inc. from December 2013 to December 2017. Prior to that, Mr. Roeder served as the Chief Financial Officer of Vopak America, from February 2013 to December 2013. He also served as Chief Financial Officer of Vopak North America from February 2009 to February 2013. Mr. Roeder graduated from St. Mary's University with a B.B.A. in accounting and received an M.B.A. from the Tulane A.B. Freeman School of Business.

Edward Bruce Morgan, President, Production Solutions. Mr. Morgan currently serves as the Company's President, Production Solutions. Prior to serving in this position, Mr. Morgan served as an Operations Manager for the Company since August 2013. Mr. Morgan joined the Company from Peak Pressure Control, LLC, which he founded in 2010. Peak Pressure Control was acquired by Nine in August 2013. Before founding Peak, Mr. Morgan was the regional manager at STS Rental and Supply from 2005 to 2010 overseeing operations in West Texas and Williston, North Dakota. Prior to Peak, Mr. Morgan held various positions at Schlumberger from 1990 to 2004, including positions handling all onshore and offshore wireline for Union Pacific Resources, serving as location manager in Natchez, Mississippi; managing all wireline operations for Unocal in Lafayette, Louisiana, before transferring to Houston and serving as operations manager for West Texas, where he oversaw all wireline operations in the Permian Basin. Mr. Morgan holds a Bachelors of Science in Engineering from Mississippi State University.

Theodore R. Moore, Senior Vice President and General Counsel. Mr. Moore currently serves as the Company's Senior Vice President and General Counsel. Prior to joining the Company, Mr. Moore served as the Executive Vice President, General Counsel and Chief Risk Officer of C&J Energy Services, Inc. from March 2015 to June, 2016, Executive Vice President from October 2012 and Vice President, General Counsel and Corporate Secretary from February 2011. Prior to that time, Mr. Moore practiced corporate law at Vinson & Elkins L.L.P. from 2002 through January 2011. Mr. Moore represented public and private companies and investment banking firms in capital markets offerings, mergers and acquisitions and corporate governance matters, primarily in the oil and gas industry. Mr. Moore graduated magna cum laude from Tulane University with a B.A. in Political Economy and a J.D. from Tulane Law School.

Ernie L. Danner, Chairman of the Board. Mr. Danner has served as the Company's Chairman of the Board since the consummation of the Combination on February 28, 2017. From 1998 until his retirement in October 2011, Mr. Danner was employed by Universal Compression Holdings, Inc., which became Exterran Holdings, Inc. following a merger with Hanover Compressor Company in August 2007. Mr. Danner joined Universal Compression Holdings in 1998 as its Chief Financial Officer and served in various positions of increasing responsibility, including as Chief Operating Officer from July 2006 through August 2007. From August 2007 to October 2011, Mr. Danner served as a director of Exterran Holdings and of Exterran GP, LLC, and beginning in July 2009, he also served as President and Chief Executive Officer of both companies. Mr. Danner holds a Bachelor of Arts degree and a Master of Arts degree in Accounting from Rice University. In 2011, Mr. Danner joined Beckman where he served as the President, Chief Executive Officer and Chairman until the merger of the Company in February 2017. We believe that Mr. Danner's extensive leadership, financial and operational experience in the energy industry, particularly with respect to his leadership involvement in Beckman, make him well qualified to serve as our Chairman of the Board.

David C. Baldwin, Director.   Mr. Baldwin has served as a Director of the Company since the consummation of the Combination on February 28, 2017 and served on Beckman's board of directors prior to the Combination. Mr. David C. Baldwin serves as Co-President of SCF Partners since April 2014 and has served as its Managing Director since 1999. Mr. Baldwin is responsible for overseeing U.S. based investments and creating investment platforms around emerging energy trends. Mr. Baldwin joined SCF in 1991. From September 2002 to April 2004, he served as President and Chief Executive Officer of Integrated Production Services, Ltd. He served as Chief Financial Officer and Vice President of ION Geophysical Corporation from June 1999 to January 2000. He started his career as a Drilling and Production Engineer with Union Pacific Resources. He later went on to start an energy consulting business and worked for General Atlantic Partners. He currently serves on the Board of Directors of Forum Energy Technologies (NYSE: FET), Select Energy Services, Inc. (NYSE: WTTR), and Oil Patch Group, Inc. Additionally he is a Trustee of The Center, The Center Foundation, The Baylor College of Medicine, and Baylor St. Lukes Medical Center Hospital. Mr. Baldwin received both a B.S. degree in Petroleum Engineering in 1980, and M.B.A. degree from the University of Texas at Austin. We believe that Mr. Baldwin's experience in the private equity industry, board experience and overall knowledge of our business and operational strategy, make him well qualified to serve as a Director on our board of directors. Further, his service as a Co-President of the ultimate general partner of our largest stockholder provides a valuable perspective into its insights and interests.

Mark E. Baldwin, Director.   Mr. Baldwin has served as a Director of the Company since May 10, 2013. Mr. Baldwin has been a Director of KBR, Inc. since October 3, 2014 and Director of TETRA Technologies, Inc. since January 16, 2014. He served as a Director of Seahawk Drilling, Inc. from 2009 to 2011. He served as the Chief Financial Officer and Executive Vice President of Dresser-Rand Group Inc. from 2007 to 2013 and as the Chief Financial Officer, Executive Vice President and Treasurer of Veritas DGC Inc. from 2004 to 2007. From 2003-2004 he was an Operating Partner of First Reserve Corporation. He served as the Chief Financial Officer and Executive Vice President of Nextiraone, LLC from 2001 to 2002. He served as Chairman of the Board of Pentacon, Inc. from November 1997 to 2001 and served as its Chief Executive Officer from September 1997 to 2001. From 1980 to 1997, he served in a variety of finance and operations positions with Keystone International Inc., including Treasurer, Chief Financial Officer and President of the Industrial Valves and Controls Group. For the three years ending in 1980, he served as an Accountant with a national accounting firm. Mr. Baldwin holds a B.S. in Mechanical Engineering from Duke University and an MBA from Tulane University. We believe that Mr. Baldwin's financial and operational experience with public companies and his extensive knowledge of the energy industry make him well qualified to serve as a Director on our board of directors.

Curtis F. Harrell, Director.   Mr. Harrell has served as a Director of the Company since the consummation of the Combination on February 28, 2017. Mr. Harrell currently serves as President and Chief Executive Officer of Citation Oil & Gas Corp. Curtis joined Citation in 2002 where he took on the position of Executive Vice President and Chief Financial Officer. In 2004, Curtis was promoted to President, Chief Operating and Financial Officer. Then in 2008, Curtis was named President and Chief Executive Officer. Citation Oil & Gas Corp. is one of the largest privately-held independent oil & gas acquisition, development and production companies in the United States. Founded in 1981, Citation has built a significant portfolio of mature, long-life producing properties through a combination of disciplined acquisitions, focused operations and subsequent development. He served as the Chief Financial Officer of Brigham Exploration Company from August 1999 to July 2002 and served as its Executive Vice President since August 2000. Mr. Harrell joined Citation in 2002. From 1997 to August 1999, Mr. Harrell served as Executive Vice President and Partner at R. Chaney & Company, Inc., where he managed R.

and the aggregate maximum number of shares of common stock that may be issued under the Stock Plan through incentive stock options, will not exceed the sum of (i) 1,943,600 shares of the Company's common stock and (ii) 12% of the total shares of common stock issued by the Company in this offering. Shares will be deemed to have been issued under the Stock Plan only to the extent actually issued and delivered pursuant to an award. To the extent that an award lapses or the rights of its holder terminate, any shares of common stock subject to such award will again be available for the grant of an award under the Stock Plan. In addition, shares issued under the Stock Plan and forfeited back to the Stock Plan, shares surrendered in payment of the exercise price or purchase price of an award, and shares withheld for payment of applicable employment taxes and/or withholding obligations associated with an award will again be available for the grant of an award under the Stock Plan. Any shares of common stock delivered pursuant to an award may consist, in whole or in part, of authorized and unissued shares or (where permitted by applicable law) previously issued shares of common stock that have been reacquired. Further, the following limitations apply with respect to awards granted under the Stock Plan:

- the maximum number of shares of common stock that may be subject to awards denominated in shares of common stock granted to any one individual during any 12-month period may not exceed 50% of the common stock that may be issued under the Stock Plan; and

- the maximum amount of compensation that may be paid under all performance awards that are not denominated in shares of common stock (including the fair market value of any shares of common stock paid in satisfaction of such performance awards) granted to any one individual during any 12-month period may not exceed $20,000,000 and any payment due with respect to a performance award must be paid no later than 10 years after the date of the grant of the award.

Adjustments.   The Stock Plan provides that if the Company effects a subdivision or consolidation, or a payment of a stock dividend without receipt of consideration, on the shares of common stock subject to an award, the number of shares subject to the award, and the purchase price thereunder (if applicable) are proportionately adjusted. If the Company recapitalizes, reclassifies or otherwise changes its capital structure, outstanding awards will be adjusted so that the award will thereafter cover the number and class of shares to which the holder would have been entitled if he or she had been the holder of record of the shares covered by such award immediately prior to the recapitalization, reclassification or other change in the Company's capital structure. Further, the aggregate number of shares available under the Stock Plan and the individual award limitations may also be appropriately adjusted by the Committee.

Corporate change.   The Stock Plan provides that, upon a Corporate Change (as defined in the Stock Plan), the Committee may accelerate the vesting and exercise date of outstanding awards, cancel outstanding awards and make payments in respect thereof in cash or adjust the outstanding awards as appropriate to reflect the Corporate Change. The Stock Plan provides that a Corporate Change occurs if:

- the Company is dissolved and liquidated;

- if the Company is not the surviving entity in any merger, consolidation or other business combination or reorganization (or survives only as a subsidiary of an entity);

- if the Company sells, leases or exchanges or agree to sell, lease or exchange all or substantially all of its assets;

- any person, entity or group acquires or gains ownership or control of more than 50% of the outstanding shares of the Company's voting stock; or

- after a contested election of directors, the persons who were directors before such election cease to constitute a majority of our board of directors.

Amendment and termination of the stock plan.   Our board of directors in its discretion may terminate the Stock Plan (at any time with respect to any shares of common stock for which awards have not been granted. Our board of directors also has the right to alter or amend the Stock Plan or any part thereof from time to time; provided that no change in the Stock Plan may be made that would materially impair the rights of a participant without the consent of the participant. In addition, our board of directors may not, without approval of our stockholders, amend the Stock Plan to increase the aggregate maximum number of shares common stock that may be issued under the Stock Plan, increase the aggregate maximum number of shares of common stock that may be issued under the Stock Plan through incentive stock options, change the class of individuals eligible to receive awards under the Stock Plan or amend or delete the restrictions on the repricing of options.

Transferability of awards.   Awards granted under the Stock Plan (other than incentive stock options, which are subject to special rules described above) may not be transferred other than (i) by will or the laws of descent and distribution, (ii) pursuant to a qualified domestic relations order as defined by the Internal Revenue Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or (iii) with the consent of the Committee.

2017 base salary adjustments and annual bonus awards

In 2017, our Named Executive Officers' annualized base salaries were increased to $500,000, $400,000 and $250,000 for Ms. Fox, Mr. Crombie and Mr. Morgan, respectively, in order to more appropriately align our Named Executive Officers' base salaries with current market practice. In addition, for the 2017 fiscal year, our Named Executive Officers will be eligible to earn target annual bonuses of up to $500,000 for Ms. Fox, up to $400,000 for Mr. Crombie and up to $250,000 for Mr. Morgan. In addition to the target annual bonus described in the preceding sentence, Mr. Crombie remains eligible to receive an annual guaranteed bonus of $50,000.

2017 employment agreements

In 2017, we entered into a new employment agreement with Mr. Morgan, which we refer to as the "Morgan 2017 Employment Agreement." The Morgan 2017 Employment Agreement has a three-year initial term, which is automatically extended for successive, additional one-year periods, unless either Mr. Morgan or the Company provides 60 days' prior written notice that no such automatic extension will occur. The Morgan 2017 Employment Agreement provides for certain severance benefits upon a resignation by Mr. Morgan for "good reason" or upon a termination by the Company without "cause." These benefits include: (i) a severance payment amount equal to the sum of (x) one year annualized base salary at the time of termination and (y) Mr. Morgan's then-current target annual bonus, payable in 12 equal monthly installments, (ii) accelerated vesting of a certain portion of Mr. Morgan's outstanding equity awards, and (iii) if Mr. Morgan elects COBRA continuation coverage, monthly reimbursement for the amount paid by Mr. Morgan to continue such coverage for up to 12 months. The Morgan 2017 Employment Agreement also contains certain restrictive covenants, including provisions that create restrictions, with certain limitations, on Mr. Morgan competing with the Company and its affiliates, soliciting any customers, or soliciting or hiring Company employees or inducing them to terminate their employment. These restrictions are intended to generally apply during the term of Mr. Morgan's employment with the Company and for the one-year period following the termination of his employment.

2017 awards

As of the date of this prospectus, our board of directors has granted awards in 2017 under the Stock Plan to certain of our employees (including our Named Executive Officers) and non-employee directors with respect to 774,250 shares of our common stock. Generally, these awards either vest in full on the third anniversary of the applicable date of grant or vest in three equal installments on each of the first three anniversaries of the

(3) Amounts reported include 172 shares purchased at a purchase price of $43,046 and 86 warrants by Autumn Plecher, LP of which Mr. Danner is a limited partner of the general partner.

(4) Amounts reported include 173 shares purchased at a purchase price of $43,297 and 86 warrants by Harrell Ventures, LLC of which Mr. Harrell is the managing member.

In connection with the Beckman Subscription Agreement, Mr. Danner subscribed to purchase 1,850 shares of Beckman common stock (1,049 shares of our common stock after giving effect to the application of the exchange ratio used with respect to the Combination to convert the shares of Beckman common stock into shares of our common stock) in exchange for a purchase price of $141.94. Mr. Danner also received 925 warrants to purchase Beckman shares of common stock, which were converted into 524 warrants to purchase Nine shares of common stock after giving effect to the application of the exchange ratio use with respect to the Combination to convert the Beckman warrants into Nine warrants. The warrants were called by the Company on July 25, 2017, and all warrants that were not exercised by August 23, 2017 expired and are deemed cancelled.

In connection with the Beckman Subscription Agreement, Mr. Harrell subscribed to purchase 672 shares of Beckman common stock (381 shares of our common stock after giving effect to the application of the exchange ratio used with respect to the Combination to convert the shares of Beckman common stock into shares of our common stock) in exchange for a purchase price of $141.94. Mr. Harrell also received 226 warrants to purchase Beckman shares of common stock, which were converted into 190 warrants to purchase Nine shares of common stock after giving effect to the application of the exchange ratio use with respect to the Combination to convert the Beckman warrants into Nine warrants. The warrants were called by the Company on July 25, 2017, and all warrants that were not exercised by August 23, 2017 expired and are deemed cancelled.

Pursuant to a Subscription Agreement dated March 31, 2017, Douglas S. Aron, who acted as the Executive Vice President and Chief Financial Officer of the Company from April 2017 until September 8, 2017, subscribed to purchase 4,000 shares of our common stock in exchange for a cash payment of $1,001,080.

On July 25, 2017, we provided notice to all existing holders of the Company's common stock that we are offering for sale up to approximately $20 million of the Company's common stock for $150.00 per share to those stockholders that were accredited investors. We closed the July 2017 Subscription Offer on August 23, 2017. We received consent from all the lenders under the Existing Nine Credit Facility for the cash proceeds from the July 2017 Subscription Offer to be deposited in a segregated account that does not constitute collateral for the indebtedness thereunder.

Pursuant to the Employment Agreement dated November 20, 2017, as amended by the First Amendment thereto dated December 20, 2017, Clinton Roeder, the Senior Vice President and Chief Financial Officer of the Company, agreed to purchase $300,000 of our common stock during the 10-day period beginning on the earlier of (i) the closing of this offering and (ii) February 22, 2018 (the date of such purchase, the "Funding Date"), at the Fair Market Value (as defined in the Stock Plan). Pursuant to such Employment Agreement and following the Funding Date, the Company will also grant (i) options to purchase 4,000 shares of our common stock (as adjusted by the Stock Split and any other splits or adjustments determined by our board of directors) with an exercise price equal to the Fair Market Value (as defined in the Stock Plan) and (ii) $600,000 of shares of restricted stock at a price per share equal to the Fair Market Value (as defined in the Stock Plan), to Mr. Roeder under the Stock Plan.

Stockholders agreement

In connection with the Combination, on February 28, 2017, we, SCF and substantially all of the holders of our common stock and warrants entered into the Second Amended and Restated Stockholders Agreement, which was further amended on July 24, 2017 (as amended, the "Existing Stockholders Agreement"). The Existing Stockholders Agreement contains provisions related to, among other things, stock transfer restrictions, tag-along and drag-along rights, preemptive rights, registration rights and board composition.

Security ownership of certain beneficial owners and management

The following table sets forth information with respect to the beneficial ownership of our common stock as of December 20, 2017 by:

- each of our Named Executive Officers;
- each of our directors;
- all of our directors and executive officers as a group; and
- each person known to us to beneficially own 5% or more of our outstanding common stock.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective directors, executive officers, or 5% or more stockholders, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 16945 NorthChase Drive, Suite 1600, Houston, Texas 77060.

To the extent the underwriters sell more than 7,000,000 shares of common stock, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional 1,050,000 shares from us.

Name and address of beneficial owner	Shares beneficially owned prior to the offering		Shares beneficially owned after this offering (assuming no exercise of the underwriters' option to purchase additional shares)		Shares beneficially owned after this offering (assuming exercise in full of the underwriters' option to purchase additional shares)	
	Number	%(1)	Number	%	Number	%
5% or more Stockholders:						
SCF(2)	9,086,843	55.7%	9,086,843	39.0%	9,086,843	37.3%
Directors and Named Executive Officers:						
Ann G. Fox	233,070	1.4%	233,070	1.0%	233,070	*
David Crombie	189,524	1.2%	189,524	*	189,524	*
Edward Bruce Morgan	121,595	*	121,595	*	121,595	*
Ernie L. Danner	82,077	*	82,077	*	82,077	*
David C. Baldwin	—	—	—	—	—	—
Mark E. Baldwin	13,106	*	13,106	*	13,106	*
Curtis F. Harrell	40,561	*	40,561	*	40,561	*
Scott E. Schwinger	—	—	—	—	—	—
Gary L. Thomas	13,451	*	13,451	*	13,451	*
Andrew L. Waite	—	—	—	—	—	—
All directors and executive officers as a group (11 persons)	**701,405**	**4.3%**	**701,405**	**3.0%**	**701,405**	**2.9%**

* less than 1%.

(1) Based upon an aggregate of 16,300,596 shares outstanding as of December 20, 2017. For each stockholder, in accordance with Rule 13d-3 promulgated under the Exchange Act, this percentage is determined by assuming the named stockholder exercises all options and other instruments pursuant to which the stockholder has the right to acquire shares of our common stock within 60 days of December 20, 2017, but that no other person exercises any options or other purchase rights (except with respect to the calculation of the beneficial ownership of all directors and executive officers as a group, for which the percentage assumes that all directors and executive officers exercise all such options or other purchase rights).

(2) L. E. Simmons is the natural person who has voting and investment control over the securities owned by SCF. Mr. Simmons serves as the President and sole member of the board of directors of LESA, the ultimate general partner of SCF. Because SCF-VII, L.P. and SCF-VII(A), L.P. are controlled by LESA, these entities may be considered to be a group for purposes of Section 13(d)(3) under the Exchange Act. As a group, SCF beneficially owns 9,086,843 shares of our common stock in the aggregate. This beneficial ownership includes 7,528,483 shares of our common stock held by SCF-VII, L.P. and 1,558,359 shares of our common stock held by SCF-VII(A), L.P. The address for SCF-VII, L.P. and SCF-VII(A), L.P. is 600 Travis Street, Suite 6600, Houston, Texas 77002.

Description of capital stock

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.01 per share, of which 23,300,596 shares of common stock will be issued and outstanding upon completion of this offering and 20,000,000 shares of preferred stock, par value $0.01 per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and our charter and our bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our charter and bylaws, which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common stock

Except as provided by law or in a preferred stock designation, holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Because holders of our common stock have the exclusive right to vote for the election of directors and do not have cumulative voting rights, the holders of a majority of the shares of our common stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock. Subject to the rights and preferences of any preferred stock that we may issue in the future, the holders of our common stock are entitled to receive:

• dividends as may be declared by our board of directors; and

• all of our assets available for distribution to holders of our common stock in liquidation, pro rata, based on the number of shares held.

There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred stock

Subject to the provisions of our charter and legal limitations, our board of directors will have the authority, without further vote or action by our stockholders:

• to issue up to 20,000,000 shares of preferred stock in one or more series; and

• to fix the rights, preferences, privileges and restrictions of our preferred stock, including provisions related to dividends, conversion, voting, redemption, liquidation and the number of shares constituting the series or the designation of that series, which may be superior to those of our common stock.

There will be no shares of preferred stock outstanding upon the closing of this offering, and we have no present plans to issue any preferred stock.

The issuance of shares of preferred stock by our board of directors as described above may adversely affect the rights of the holders of our common stock. For example, preferred stock may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of our common stock. The issuance of shares of preferred stock may discourage third-party bids for our common stock or may otherwise adversely affect the market price of our common stock. In addition, preferred stock may enable our board of directors to make it more difficult or to discourage attempts to obtain control of us through a hostile tender offer, proxy contest, merger or otherwise, or to make changes in our management.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of restricted shares

Upon the closing of this offering, we will have outstanding an aggregate of 23,300,596 shares of common stock. Of these shares, all of the 7,000,000 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the lock-up provision contained in our existing stockholders agreement and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- 16,300,596 shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701; and

- 740,618 shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus.

Lock-up agreements

We, all of our directors and officers and SCF have agreed not to sell any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. See "Underwriting (conflicts of interest)" for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is deemed to be an affiliate

Underwriting (conflicts of interest)

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC	
Goldman Sachs & Co. LLC	
Wells Fargo Securities, LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Credit Suisse Securities (USA) LLC	
Raymond James & Associates, Inc.	
Piper Jaffray & Co.	
Tudor, Pickering, Holt & Co. Securities, Inc.	
HSBC Securities (USA) Inc.	
Scotia Capital (USA) Inc.	
UBS Securities LLC	
Total	7,000,000

The underwriters are committed to purchase all the common shares offered by us. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $ per share from the initial public offering price. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the common shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The underwriters have an option to buy up to 1,050,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $ per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per share		Total	
	Without over-allotment exercise	With full over-allotment exercise	Without over-allotment exercise	With full over-allotment exercise
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3.2 million. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with their offering of up to $20,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Wells Fargo Securities, LLC for a period of 180 days after the date of this prospectus; provided that the restrictions described in clause (i) shall not apply to issuances of common stock directly to a seller of a business or assets as part of the purchase price or private placements in connection with acquisitions thereof by us; provided, further, that (x) any such recipient of such shares of common stock will agree to be bound by these restrictions for the remainder of such 180-day period and (y) the aggregate number of shares of common stock that we may offer pursuant to the foregoing proviso shall not exceed 10% of the total number of shares of our common stock issued and outstanding immediately following the completion of the offering contemplated by this prospectus.

Our directors and executive officers and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Wells Fargo Securities, LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which

- an assessment of our management;

- our prospects for future earnings;

- the general condition of the securities markets at the time of this offering;

- the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

- other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Directed share program

At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the common stock being offered by this prospectus for sale to our employees, executive officers, directors and director nominees who have expressed an interest in purchasing common stock in this offering. Any (i) executive officer, director or director nominee purchasing shares of common stock as part of the directed share program or (ii) other person who purchases more than $200,000 of shares of common stock as part of such program will be subject to the 180-day lock-up restriction as described above. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares.

Relationships with the underwriters and their affiliates

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

7,000,000 shares



Common stock

Prospectus

J.P. Morgan
Goldman Sachs & Co. LLC
Wells Fargo Securities

BofA Merrill Lynch
Credit Suisse

Raymond James
Simmons & Company International
Energy Specialists of Piper Jaffray
Tudor, Pickering, Holt & Co.
HSBC
Scotia Howard Weil
UBS Investment Bank

, 2018

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until   , 2018, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

entitled, but not obligated, to purchase the remaining number of shares of its common stock worth $15 million in the aggregate. In connection with Beckman Subscription Offer, 15 stockholders, including some of our executive officers and directors, subscribed to purchase 105,680 shares of Beckman common stock in exchange for aggregate cash payments of approximately $15 million (59,937 shares of our common stock after giving effect to the application of the exchange ratio used with respect to the Combination to convert the shares of Beckman common stock into shares of our common stock). The proceeds from the Beckman Subscription Offer were used to pay outstanding indebtedness under the Existing Beckman Credit Facility. In connection with the Beckman Subscription Offer, Beckman issued to those stockholders who purchased shares of its common stock a warrant to purchase additional shares of its common stock on the basis of one warrant share for every two shares purchased in the Beckman Subscription Offer, resulting in warrants issued to purchase an aggregate of 29,959 shares of our common stock based on the exchange ratio used with respect to the combination. Beckman shares of common stock issued in the Beckman Subscription Offer and warrants purchased in the Beckman Subscription Offer converted into shares and warrants of our common stock based on the exchange ratio used with respect to the Combination. The warrants were called by the Company on July 25, 2017, and all warrants that were not exercised by August 23, 2017 expired and are deemed cancelled.

Pursuant to a Subscription Agreement dated March 31, 2017, a former Company employee subscribed to purchase 4,000 shares of our common stock in exchange for a cash payment of $1,001,080.00.

On July 25, 2017, we provided notice to all existing holders of the Company's common stock that we are offering for sale up to approximately $20 million of the Company's common stock at $150.000 per share to those stockholders who were accredited investors. We closed the July 2017 Subscription Offer on August 23, 2017.

Item 16. Exhibits and financial statement schedules

(a) Exhibits

Exhibit Index

Exhibit number	Description
1.1**	Form of Underwriting Agreement
2.1**†	Combination Agreement, dated as of February 3, 2017, by and among Nine Energy Service, Inc., Beckman Production Services, Inc. and Beckman Merger Sub, Inc.
3.1**	Form of Third Amended and Restated Certificate of Incorporation of Nine Energy Service, Inc.
3.2**	Form of Fourth Amended and Restated Bylaws of Nine Energy Service, Inc.
4.1**	Form of Common Stock Certificate
4.2**	Second Amended and Restated Stockholders Agreement, dated as of February 28, 2017, by and among Nine Energy Service, Inc. and the parties thereto
4.3**	Amendment to Second Amended and Restated Stockholders Agreement, dated as of July 24, 2017, by and among Nine Energy Service, Inc. and the parties thereto
5.1***	Opinion of Vinson & Elkins L.L.P.
10.1**	Credit Agreement, dated as of September 14, 2017, among Nine Energy Service, Inc. and certain of its subsidiaries listed therein, Nine Energy Canada Inc., JPMorgan Chase Bank, N.A. and certain other financial institutions

Exhibit number	Description
10.19**	Employment Agreement between Edward Bruce Morgan, Nine Energy Service, Inc. and Nine Energy Service, LLC, dated as of April 6, 2017
10.20**	Employment Agreement between Theodore R. Moore, Nine Energy Service, Inc. and Nine Energy Service, LLC, dated as of March 12, 2017
10.21**	Employment Agreement between Clinton Roeder, Nine Energy Service, Inc. and Nine Energy Service, LLC, dated as of November 20, 2017
10.22**	First Amendment to Credit Agreement, dated as of November 20, 2017, among Nine Energy Service, Inc. and certain of its subsidiaries listed therein, Nine Energy Canada Inc., JPMorgan Chase Bank, N.A. and certain other financial institutions
10.23**	First Amendment to Employment Agreement between Clinton Roeder, Nine Energy Service, Inc. and Nine Energy Service, LLC, dated as of December 20, 2017
21.1**	List of Subsidiaries
23.1***	Consent of PricewaterhouseCoopers LLP
23.2***	Consent of BDO USA, LLP
23.3*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
24.1**	Powers of Attorney (included on the signature page of this Registration Statement)

* To be filed by amendment.
** Previously filed.
*** Filed herewith.
† The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.